UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Vivint Smart Home, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

928542109

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS 313 Acquisition LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 89,889,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 89,889,464
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,889,464
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS BCP Voyager Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,995,784
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,995,784
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,995,784
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS Blackstone Family Investment Partnership VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,216
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,216
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,216
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS BCP VI Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,216
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,216
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,216
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 89,889,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 89,889,464
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,889,464
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS Blackstone Management Associates VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,885,248
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,885,248
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,885,248
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS BMA VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,885,248
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,885,248
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,885,248
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,889,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,889,464
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,889,464
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,889,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,889,464
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,889,464
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,889,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,889,464
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,889,464
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,889,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,889,464
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,889,464
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,889,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,889,464
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,889,464
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,889,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,889,464
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,889,464
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Vivint Smart Home, Inc., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on January 27, 2020, as amended by Amendment No. 1 to Schedule 13D filed on February 28, 2020, as amended by Amendment No. 2 to Schedule 13D filed on March 13, 2020, as amended by Amendment No. 3 to Schedule 13D filed on September 22, 2020, as amended by Amendment No. 4 to Schedule 13D filed on February 25, 2022 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule I attached to this Amendment No. 5.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On December 6, 2022, the Issuer entered into an Agreement and Plan of Merger (the “NRG Merger Agreement”), by and among the Issuer, NRG Energy Inc., a Delaware corporation (“NRG”), and Jetson Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of NRG (“NRG Merger Sub”). Pursuant to the NRG Merger Agreement, on and subject to the terms and conditions set forth therein, and among other things, (a) NRG Merger Sub will be merged with and into the Issuer (the “NRG Merger”) with the Issuer surviving the NRG Merger as a wholly owned subsidiary of NRG and (b) at the effective time of the NRG Merger, each share of Class A Common Stock (other than shares held by the Issuer, NRG or any of their respective wholly-owned subsidiaries and shares owned by stockholders who have properly made and not withdrawn or lost a demand for appraisal rights) will be converted into the right to receive $12.00 in cash. The foregoing description of the NRG Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the NRG Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 6, 2022.

In connection with the NRG Merger Agreement, 313 Acquisition LLC, BCP Voyager Holdings LP, and Blackstone Family Investment Partnership VI L.P. (the “Blackstone Entities”) entered into a Voting and Support Agreement, dated as December 6, 2022, with NRG (the “Support Agreement”), pursuant to which the Blackstone Entities agreed, among other things, to vote the shares of Class A Common Stock owned by them in favor of the adoption of the NRG Merger Agreement (including by delivery of a written consent) and against any alternative proposal, subject to the terms and conditions set forth therein. As contemplated by the NRG Merger Agreement and the Support Agreement, on December 6, 2022, the Blackstone Entities and certain other stockholders unaffiliated with the Reporting Persons executed a written consent in lieu of a meeting stockholders pursuant to Section 228 of the Delaware General Corporation Law, which among other things, approved the NRG Merger Agreement, the NRG Merger and the transactions and agreements contemplated thereby. The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Support Agreement, which is referenced as Exhibit G to this Amendment No. 5 and incorporated herein by reference.

Following the NRG Merger, Peter Wallace and Michael Staub, employees of Blackstone or one of its affiliates, will cease to serve as members of the Board of the Issuer.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes that there were 213,398,372 shares of Class A Common Stock outstanding as of November 30, 2022, as disclosed by the Issuer in the NRG Merger Agreement.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, 313 Acquisition LLC directly holds 89,889,464 shares of Class A Common Stock, BCP Voyager Holdings LP directly holds 9,995,784 shares of Class A Common Stock, and Blackstone Family Investment Partnership VI L.P. directly holds 4,216 shares of Class A Common Stock.

313 Acquisition LLC is managed by a board of managers and Blackstone Capital Partners VI L.P., as managing member. Blackstone Management Associates VI L.L.C. is the general partner of each of Blackstone Capital Partners VI L.P. and BCP Voyager Holdings LP. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C. BCP VI Side-by-Side GP L.L.C. is the general partner of Blackstone Family Investment Partnership VI L.P. Blackstone Holdings III L.P. is the managing member of BMA VI L.L.C. and the sole member of BCP VI Side-by-Side GP L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is Blackstone Inc. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Class A Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information in Item 4 of this Amendment No. 5 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

Exhibit G	Voting and Support Agreement, dated as of December 6, 2022, by and among NRG Energy Inc., 313 Acquisition LLC, BCP Voyager Holdings LP, and Blackstone Family Investment Partnership VI L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NRG Energy Inc. on December 6, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2022

313 ACQUISITION LLC

By: Blackstone Capital Partners VI L.P., its managing member
By: Blackstone Management Associates VI L.L.C., its general partner
By: BMA VI L.L.C., its sole member

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

BCP VOYAGER HOLDINGS LP

By: Blackstone Management Associates VI L.L.C., its general partner
By:	BMA VI L.L.C., its sole member

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI L.P.

By: BCP VI Side-by-Side GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

BCP VI SIDE-BY-SIDE GP L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

BLACKSTONE CAPITAL PARTNERS VI L.P.

By: Blackstone Management Associates VI L.L.C., its general partner
By: BMA VI L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.

By: BMA VI L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BMA VI L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE HOLDINGS III L.P.

By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P.

By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[Vivint Smart Home, Inc. – Schedule 13D Amendment No. 5]

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.
Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.
Michael S. Chae	Chief Financial Officer of Blackstone Inc.
John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.
Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.
Kelly A. Ayotte	Former United States Senator from New Hampshire
Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.
James W. Breyer	Founder and Chief Executive Officer of Breyer Capital
Reginald J. Brown	Partner for the law firm, Kirkland & Ellis
Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust
Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide
The Right Honourable Brian Mulroney	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP
William G. Parrett	Retired CEO of Deloitte Touche Tohmatsu and retired Senior Partner of Deloitte (USA)
Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.